SEC
Mail Processing
Section



SE... COMMISSION

MAY 30 2012

Washington DC
402

OMB APPROVAL	
OMB Number	3235-0123
Expires: April 30,2013	
Estimated average burden hours per response...12.00	

FORM X-17A-5
PART III

SEC FILE NUMBER
8-66210

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 **AND ENDING** 03/31/12
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SETHI FINANCIAL INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 E. PARK BOULEVARD
(No and Street)

PLANO, (City) TEXAS 75074 (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES DE GREGORIO 972-509-9102
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT Whose opinion is contained in this Report*

HENDRICKS, GRAVES AND ASSOCIATES, LLP
(Name - if individual state last, first, middle name)

1801 GATEWAY BLVD., SUITE 212, RICHARDSON, TEXAS 75080
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claim for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, JAMES DE GREGORIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SETHI FINANCIAL INVESTMENTS, INC. as of MARCH 31, 2012, are true and correct. I further swear (or affirm) neither the company nor any partner, proprietor, principal officer or director has proprietary interest in any account solely as that of a customer, except as follows:

FRAN CARROUTH
NOTARY PUBLIC, STATE OF TEXAS
NO. 00694518-5
QUALIFIED IN DALLAS COUNTY
COMMISSION EXPIRES 07-13-2012

Signature

PRESIDENT / CCO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Change in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3).

SETHI FINANCIAL INVESTMENTS, INC.

PLANO, TEXAS

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2012

HENDRICKS, GRAVES AND ASSOCIATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS
DALLAS, TEXAS

SETHI FINANCIAL INVESTMENTS, INC.

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2012

CONTENTS

Hendricks, Graves and Associates, LLP
Certified Public Accountants
Serving the Dallas area since 1974

1801 Gateway Blvd., Suite 212,
Richardson, Texas 75080

972-234-3333
Facsimile 972-234-3331
graves.don@att.net

INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS
SETHI FINANCIAL INVESTMENTS, INC.
DALLAS, TEXAS

We have audited the accompanying statement of financial condition of **SETHI FINANCIAL INVESTMENTS, INC.** as of March 31, 2012, and the related statements of income (loss), cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **SETHI FINANCIAL INVESTMENTS, INC.** as of March 31, 2012, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

May 23, 2012

SETHI FINANCIAL INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2012

ASSETS

Cash	$ 28,996	
Receivable from broker-dealers	184	
Prepaid expenses	2,340	
		$ 31,520

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Payable to affiliated entity	$ 5,630	
Accrued expenses	2,052	
Total liabilities		$ 7,682
STOCKHOLDER'S EQUITY:		
Common stock, 100,000 shares of no par value authorized, 100,000 shares issued and outstanding	225,994	
Accumulated deficit	(202,156)	
Total stockholder's equity		23,838
		$ 31,520

The accompanying notes are an integral part of the financial statement.

SETHI FINANCIAL INVESTMENTS, INC.

STATEMENT OF INCOME (LOSS)

YEAR ENDED MARCH 31, 2012

REVENUES:		
Commissions	$ 45,590	
Other	758	
Total revenues		$ 46,348
COSTS AND EXPENSES:		
Salaries, commissions and payroll taxes	65,469	
Clearance	7,156	
Communications	900	
Occupancy costs	30,000	
Other operating expenses	19,383	
Total costs and expenses		122,908
NET LOSS		(76,560)

The accompanying notes are an integral part of the financial statement.

SETHI FINANCIAL INVESTMENTS, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED MARCH 31, 2012

OPERATING ACTIVITIES		
Net loss	$(76,560)	
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in accounts receivable from broker-dealer	26,035	
Increase in prepaid expenses	(1,900)	
Increase in payable to affiliated entity	5,630	
Increase in accrued liabilities	2,052	
Net cash used in operating activities		$(44,743)
FINANCIAL ACTIVITY		
Stockholder's capital contributions		71,561
Increase in cash during year		26,818
Cash at March 31, 2011		2,178
Cash at March 31, 2012		$ 28,996

The accompanying notes are an integral part of the financial statement.

SETHI FINANCIAL INVESTMENTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED MARCH 31, 2012

	COMMON STOCK	RETAINED EARNINGS (DEFICIT)	TOTAL
Balances at March 31, 2011	$ 154,433	$(125,596)	$ 28,837
Stockholder's contribution	71,561		71,561
Net loss		(76,560)	(76,560)
Balances at March 31, 2012	$ 225,994	$(202,156)	$ 23,838

The accompanying notes are an integral part of the financial statement.

SETHI FINANCIAL INVESTMENTS, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED MARCH 31, 2012

Balance at March 31, 2011	$ -0-
Increases	-0-
Decreases	-0-
Balance at March 31, 2012	$ -0-

The accompanying notes are an integral part of the financial statement.

SETHI FINANCIAL INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2012

A. COMPANY:

Effective May 27, 2004, **SETHI FINANCIAL INVESTMENTS, INC.,** (the "Company") registered as a broker/dealer in securities, with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under (SEC) Rule 15c3-3(k)2)(ii), which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a wholly owned subsidiary of **SETHI FINANCIAL INVESTMENTS, INC.**

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. **Customers' Securities -** Transactions and related commissions are recorded on a trade date basis.

2. **Cash -** The Company considers all short-term investments with an original maturity of three months or less to be cash.

3. **Accounts Receivable -** The Company evaluates the collectability of accounts receivable. Amounts considered uncollectable or doubtful of collection are written off and charged against income when such determinations are made.

4. **Income Taxes** – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The Company incurs state franchise taxes, which are, in part, based on certain income and expense items, and the financial statements include a provision for the state tax effect of transactions reported in the financial statements.

5. **Use of Estimates -** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(Continued)

C. INCOME TAXES:

The Company has a net operating loss carryforward of $170,339 that expires between 2024 and 2030. An income tax benefit of $25,551 has not been reported in the financial statements because the Company believes there is at least a 50% chance that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

D. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2012, the Company had net capital of $21,472, which was $16,472 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .36 to 1.

E. LEASING ARRANGEMENTS:

For the year ended March 31, 2012, rental payments on operating leases for office facilities totaled $30,000.

F. AFFILIATED ENTITIES TRANSACTIONS:

Operating expenses are shared with an entity, affiliated through common ownership and management. Payments to the affiliated entity during the year ended March 31, 2012 totaled $33,780.

Hendricks, Graves and Associates, LLP
Certified Public Accountants
Serving the Dallas area since 1974

1801 Gateway Blvd., Suite 212,
Richardson, Texas 75080

972-234-3333
Facsimile 972-234-3331
graves.don@att.net

INDEPENDENT AUDITOR'S REPORT OF SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

BOARD OF DIRECTORS
SETHI FINANCIAL INVESTMENTS, INC.
DALLAS, TEXAS

We have audited the accompanying financial statements of **SETHI FINANCIAL INVESTMENTS, INC.** as of and for the year ended March 31, 2012, and our report thereon dated May 23, 2012, which expressed an unqualified opinion on those financial statements, appears in a preceding section of this report. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 under the Securities and Exchange act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation the financial statements as a whole.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

May 23, 2012

SETHI FINANCIAL INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

MARCH 31, 2012

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF NET CAPITAL:

Total stockholder's equity qualified for net capital	$ 23,838
Add:	
Other deductions or allowable credits	- 0 -
Total capital and allowable subordinated liabilities	23,838
Deductions and/or charges:	
Non-allowable assets	(2,366)
Net capital before haircuts on securities positions	21,472
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	(- 0 -)
Net Capital	$ 21,472
Aggregate Indebtedness	$ 7,682

(Continued)

SETHI FINANCIAL INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

MARCH 31, 2012

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 512
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 16,472
Excess net capital at 1100%	$ 20,704
Ratio of aggregate indebtedness to net capital	.36 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited) Focus report	23,812
Additional unallowable assets	(2,340)
Net Capital	$ 21,472

SETHI FINANCIAL INVESTMENTS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

MARCH 31, 2012

(See Independent Auditors' Report On Supplementary Information.)

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

Company's clearing firms: STERNE AGREE

Hendricks, Graves and Associates, LLP
Certified Public Accountants
Serving the Dallas area since 1974

1801 Gateway Blvd., Suite 212,
Richardson, Texas 75080

972-234-3333
Facsimile 972-234-3331
graves.don@att.net

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

STRUCTURE REQUIRED BY SEC RULE 17a-5

BOARD OF DIRECTORS
SETHI FINANCIAL INVESTMENTS, INC.
DALLAS, TEXAS

In planning and performing our audit of the financial statements of **SETHI FINANCIAL INVESTMENTS, INC.** as of and for the year ended March 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. The Study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe then a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish that objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC'S objective.

This report is intended solely for the information and use of the Board of directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hendricks, Graves and associates

Hendricks, Graves and Associates, LLP

May 23, 2012